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                       December 15, 2023

       Brian M. Bonnell
       Chief Financial Officer
       ICU Medical, Inc.
       951 Calle Amanecer
       San Clemente, CA 92673

                                                        Re: ICU Medical, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            File No. 001-34634

       Dear Brian M. Bonnell:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Industrial Applications and

                       Services